

TECHLESS

# Healthy phones to end smartphone addiction

**OVERVIEW**  DETAILS  POSTS  WHAT INVESTORS SAY  ASK A QUESTION

# Highlights

**$1M+ Revenue**
Earned over the last 12 months

**Repeat Founder**
Started a prior company with $2M+ in funding or revenue

1  $2.25M+ in revenue & 58.5% margin

2  99.2% WoW Wisephone user retention rate

3  61 Net Promoter Score (same as Apple)

4  Exceeded sales revenue 6 consecutive weeks (mid April- May 2024)

5  Ex-Google, Autodesk, Cisco leadership team has built billion-dollar brands & products

6  $3.6M invested in R&D

7  Positioned to disrupt the colossal $485B smartphone market

8  On track to $10M in revenue in 3 years via subscription plans & sales (projections not guaranteed)

# Featured Investor



**Wesley Lyons**
Invested $600,000 ℹ️

[ Follow ]

**Syndicate Lead**
**Eagle Venture Fund**

"Out of hundreds of ventures that seek investment from Eagle Venture Fund, we invest in less than 1% of them. We're looking for financial wins paired with profound impact. Techless stands out in both.

Their brand has tremendous potential. Wisephone does more than make money; it makes lives better.

The Techless team has a track record of building brands, they know how to turn big dreams into reality. Their experience has shown in the success of their beta product, high customer service ratings, and an engaging brand.

Techless is well positioned for 2024. Big Tech is taking withering fire in testimony on Capital Hill and TikTok just committed $2B to protect its users. They are trying to address systemic issues, but Big Tech can't invest their way out of the problem, because their core business is anathema to healthy technology.

My favorite thing about Techless is the way they measure impact... in life hours redeemed. It's the father of a five year old putting down his phone and being present in the moments that are slipping by so quickly.

In investing in Techless, we're not just investing into a huge momentum of the market reacting to our attention becoming a commodity; we're investing in a legacy destined to redefine technology for future generations. This is the essence of Techless – where huge potential meets huge impact.

Join us and Techless and invest in the future of healthy tech."

# Team



### Christopher Kaspar  CEO & Founder

Award-winning entrepreneur. 3x founder including ad & film agencies with clients including Chick-Fil-A and distribution during the NFL Super Bowl. Drove $1B in value for client Texas Precious Metals. Modernized 5th gen family business. Marketing BS. MA.



### Waleed Yasin  Head of Engineering

Engineering expert. Built Burger King app to 10M+ users. Developed custom OS for Techless to protect user privacy. Scaled startup team from 0 to 30+ people. Led projects for Staples, Synchrony Bank, & Deloitte. Computer Software Engineering BS.



### Wesley Lyons  Techless Board Member

General Partner at Eagle Venture Fund. 3x private equity fund founder. US Navy Reserve Veteran. Officer in Charge of the US Detachment to the Philippines against ISIS. Mechanical Engineering BS.

# Memo

## Why Techless?



4:30 PM
Clock
Calculator
Camera
Maps
Music
Notes
Photos
Settings
Phone
Messages
techless


Techless is creating an era of healthy tech for the 110 million Americans looking to cut back on screen time, disrupting the colossal $485 billion smartphone market.

Our Wisephone is the first phone designed with mental health in mind. A

perfect blend of the simplicity of a "dumb" phone and the convenience of a smartphone, the Wisephone comes equipped with carefully vetted third-party apps that empower users to take back their attention.

With over $2M in revenue and a 99% WoW user retention rate, we bring a healthy, loveable alternative to today's digitally-dependent world. Starting with phones, Techless is pioneering a healthy tech ecosystem that counters the addictive habits driven by today's tech giants, redefining the technology landscape as we know it.

## Smartphones are addictive

Smartphones have profoundly reshaped our lives, embedded into every facet of daily existence—transforming how we live, work, and connect.

Picture a typical subway train: rows of commuters with heads bowed, thumbs endlessly scrolling across glowing screens. At parties, friends stand together yet each is absorbed in their own digital world. Even in the family home, spaces once filled with conversation and connection have often devolved into both kids and parents engrossed in their devices.



**38%**
of adults and
**59%**
of teens are addicted



# 4T+ hours
## spent globally on smartphones every year

The design of smartphones is no accident. Big Tech is trapped by its own creation - the attention economy - and as a result, turns every notification, like, and share into a lure that keeps people coming back for more. This relentless demand funnels users into a perpetual cycle of consumption that benefits corporate interests at the expense of people's attention, well-being, and quality of life.



A significant and growing backlash against addictive smartphones has sparked demand for simpler devices, like flip phones, and the rise of the digital detox movement. However, these efforts overlook the convenience offered by modern smartphones. It's not surprising that most users who go to a "dumb" phone find themselves going right back after a short break.



Photo illustration by Plamen Petkov for The New York Times
I Was Addicted to My Smartphone, So I Switched to a Flip Phone for a Month
Was it inconvenient? Yes. Did T9 texting drive me crazy? Definitely. Was it worth doing? Absolutely.
GEAR & GADGETS
Gen Zers Are Snapping Up Flip Phones. They Might Be Onto Something.
Modern models are a bit smarter than those from the early 2000s, but still offer a needed break from endless notifications
HEALTH • MENTAL HEALTH
The 'Dopamine Detox' Is Having a Moment
Tetra Images—Getty Images
BY HALEY WEISS
JUNE 2, 2023 11:36 AM EDT
Are you bored by being alone with your thoughts? Does the thought of cooking a meal, brushing your teeth, or taking a walk without a podcast, TV show,
Forbes
'Silent Walking' Is A New TikTok Trend, Here's How It Can Help You
Imagine taking a walk without talking on your phone, texting, listening to Daft Punk's "Harder Better Faster
FAST COMPANY
SUBSCRIBE
05-15-23
Why Gen Z is ditching smartphones for 'dumb phones'
Gen Z's infatuation with vintage technology is about more than trend chasing.
The New York Times
"When I got my flip phone, things instantly changed," a Luddite Club member said. "I started using my brain." Scott Rossi for The New York Times
'Luddite' Teens Don't Want Your Likes


Addressing this issue of respecting user wellbeing over corporate interests requires a shift towards technology that enhances, rather than detracts from, human connection and quality of life. At Techless, we believe technology should act as a bridge to connection, not as a barrier.

The healthy tech revolution is here.

## Techless has created the first phone designed for your mental health

The Techless Wisephone infuses intelligence, convenience, and mental wellbeing throughout its hardware and software. It's a smartphone with intentionally curated features, removing those that lead to addiction and leaving only the essentials that help users maintain productivity and peace

leaving only the essentials that help users maintain productivity and peace of mind.


techless

Whether it's for work, staying connected with loved ones, or managing day-to-day tasks, Wisephone's curated features emphasize intentional use over impulsive interaction. Techless is redefining technology as a tool that serves us, not the other way around.

## Our Wisephone has everything you need, and nothing you don't

Wisephone's sleek design features premium glass and aluminum, offering a sophisticated appearance. Its 6.5″ HD display enhances the user experience with vibrant visuals. Wisephone comes equipped with a triple-camera system, led by a 64MP primary sensor, for taking high-quality photos and videos.


Triple-camera system
Led by a 64MP primary sensor, for taking high-quality photos and videos
128GB of internal storage
Sleek design
Features premium glass and aluminum
Multi-day battery life
Keeps users connected without frequent recharging
Clock
Calculator
Camera
Maps
Music
Notes
Photos
Settings



The device's multi-day battery life keeps users connected without frequent recharging, complemented by USB-C fast charging for added convenience. With 128GB of internal storage, expandable up to 256GB via MicroSD, it meets all essential storage needs.

The core experience of the Wisephone includes standard tools such as a clock, alarm, maps, music & podcasts, messaging, notes, and photos. Additionally, unlike other minimal phones, the Wisephone allows users to access many more applications through the Techless Tool Drawer. This platform offers a growing library of healthy, vetted third-party apps, including calendars, weather, two-factor authentication, and much, much more, growing regularly as users need. Users can still enjoy the beneficial tech associated with a smartphone, whether it's making phone calls to reconnect with a friend, streaming music or podcasts, or navigating to their next destination.

Each app within the Techless Tool Drawer is rigorously verified in collaboration with the Healthy Tech Index, a comprehensive rating system to ensure that all available apps meet our stringent criteria for promoting healthy user experiences.



At the heart of the Wisephone is its unique operating system, WiseOS, designed to minimize digital addiction while maximizing convenience. WiseOS is beautifully designed to be more respectful of your attention. It restricts access to certain proprietary functions, intentionally omitting internet browsers and social media platforms, while enabling the best of third-party applications and adding in features that boost their health factor with notification control and more to come in the future.

WiseOS also prioritizes user privacy with a strict policy against scraping or selling personal information and as little reliance on big tech services as possible.

## Demand is skyrocketing

We introduced Wisephone I as a proof of concept, leveraging off-the-shelf components to quickly bring our minimal viable product (MVP) to market. This approach has not only proven to be cost-effective but also allowed us to rapidly test and iterate based on real-world feedback.

The response to the Wisephone blew us away, exceeding our expectations and affirming the product's viability and potential for growth.



$2M+
In revenue

$3.6M
Invested in R&D

58.5%
Margin



**99.2%**
WoW Wisephone
user retention rate

**61**
Net Promoter Score
(same as Apple)

The success of this MVP has given us the market validation we needed to move forward with the white-labeled Wisephone II, set to launch this year. With Wisephone II, we have transitioned to a fully vertically integrated model, taking ownership of the entire product development and manufacturing process. This strategic shift grants us greater control over product quality, security, customization, and the overall user experience.

# Wisephone changes lives

The effect that Wisephone has on users is astounding - they report increased presence and focus, reduced anxiety, improved conversations, and greater intentionality in their daily lives.

★★★★★

Techless changed my life. Everyday life includes having to stare at a screen these days. It changed me because I can finally do more in life.

– Angelo

★★★★★

I could not be happier that I am able to be connected with people through genuine connection without apps. I tell so many people about this phone.

– Monica


I've been smart phone free for over 5 years and this is the best phone I've had so far.

– Enrico


The Wisephone has really transformed my life. I am more focused on work, life and I have less stress.

– Dave


I am thrilled with this level of attention to customers. It is unheard of in this current culture for a company that supplies technological needs to be responsive and willing to assist customers on this level of development.

– Gabriel


I decided to use Techless to limit my use of technology and have a healthier way of using the base phone functions of calling and texting. Thank you so much, this phone has worked splendidly!

– Dean


I have loved my Wisephone. I am grateful to not have to carry around my email or social media, and the various features are more than sufficient for my needs!

– Joe G


It's a feeling of freedom that you just can't understand with a smartphone.

– Mason

★★★★★
Recommend Techless and the Wisephone to anyone.

- Katya

★★★★★
Great and simple phone.

– Jess

# We're disrupting the colossal $485B smartphone industry

## $485B
global smartphone market & projected to hit
## $793B





As it stands, the global smartphone market is valued at $485 billion and is projected to reach $793 billion by 2029.

Smartphones have become indispensable in daily life, with over 7 billion devices used worldwide. However, with a growing awareness of the negative impact of excessive smartphone use, a significant shift in the market is emerging.



Deloitte research found

**110M**

Americans seeking alternatives to smartphones

This market currently has two options: basic feature phones (i.e. "dumb" phones) or complete digital detoxes, both of which overlook the reality of our internet-dependent world.



The Wisephone is the universally healthy phone

# where other phones fall short

**Dumbphones**
Too inconvenient, some still unhealthy

**Kids' Phones**
For kids, not teens or adults

**Privacy Phones**
Expensive, many distractions?

**Smartphones**
Poor control and loopholes

**Smartphones** from **Apple** and **Google** are trapped by the attention economy.

We're unlocking a new category in the booming market–a space where the convenience of technology aligns with the essential need for more connection. At this critical juncture, Techless is poised to capture a substantial share of the global smartphone ecosystem.

# Our leadership team has built billion-dollar brands and products

Techless' team blends seasoned entrepreneurs, tech aficionados, and strategic visionaries who are passionate about creating world-class consumer products that benefit the world.



### Chris Kaspar
**Cofounder & CEO**

Award-winning entrepreneur. 3x founder including ad & film agencies with clients including Chick-Fil-A and distribution during the NFL Super Bowl. Drove $1B in value for client Texas Precious Metals. Modernized 5th gen family business. Marketing BS. MA.



### Waleed Yasin
**Head of Engineering**

Engineering expert. Built Burger King app to 10M+ users. Developed custom OS for Teckless to protect user privacy. Scaled startup team from 0 to 30+ people. Led projects for stables, Synchrony Bank, & Deloitte. Computer Software Engineering BS.



### Wesley Lyons
**Techless Board Member**

General Partner at Eagle Venture Fund. 3x private equity fund founder. US Navy Reserve Veteran. Officer in Charge of the US Detachment to the Philippines against ISIS. Mechanical Engineering BS.

Google Deloitte. STAPLES BURGER KING TEXAS PRECIOUS METALS







Adobe Microsoft Chick-fil-A CISCO

Their collective experience spans founding award-winning production companies, creating compelling brand strategies for century-old family businesses, leading teams for tech giants like Google, and engineering groundbreaking software and hardware solutions that impact billions of consumers and create billions of dollars in value.

# Our subscription plans drive recurring revenue

Wisephones are sold direct-to-consumer at an accessible price of $399, compared to the hefty $1,000+ price tags of smartphones, attracting a broad user base.



$399          $899          $1,199          $1,299

The devices are built to last at least five years. This commitment distinguishes Techless in a market frequently criticized for its planned obsolescence and excessive e-waste, which pose significant environmental challenges. This approach underscores our dedication to prioritizing consumer needs over corporate profit.



**Minimal**
Best for teens & digital minimalists
$24.99/mo*

⊘ Unlimited Calling & Texting

⊘ Essential Data (Minimal)
Includes all the data you need for the Minimal experience, with no overages.

⊘ WiseOS†
Tools Included: Music, Calculator, Maps, Phone, Messages, Camera, Flashlight, Photos, Clock, Notes

Most Popular

**Healthy**
Most popular
$44.99/mo*

⊘ Unlimited Calling & Texting

⊘ Balanced Data (Healthy)
Includes 2GB of data each month—enough for most users—with each added gigabyte charged at $9/GB.

⊘ WiseOS†
Tools Included: Music, Calculator, Maps, Phone, Messages, Camera, Flashlight, Photos, Clock, Notes

**Pro**
Perfect for working professionals
$69.99/mo*

⊘ Unlimited Calling & Texting

⊘ Balanced Data (Pro)
Includes up to 50GB of high-speed data each month, throttled to 128kbps after.

⊘ WiseOS†
Tools Included: Music, Calculator, Maps, Phone, Messages, Camera, Flashlight, Photos, Clock, Notes


Keep Your Phone Number
Human Support
Keep Your Phone Number
Human Support
Techless Tool Drawer BETA
Includes access to curated 3rd party tools to increase effectiveness and abilities of the Wisephone
Keep Your Phone Number
Human Support
Techless Tool Drawer BETA
Includes access to curated 3rd party tools to increase effectiveness and abilities of the Wisephone
Mobile Hotspot
Activates the ability to turn your Wisephone in to a data connection. Perfect for business professionals

Techless captures value through recurring all-in subscription plans that offer regular software updates and cellular services. Our plans ensure our products remain useful and up-to-date without the need for frequent hardware replacements, ensuring a steady revenue stream and enhancing customer loyalty.

Our carrier plans are specifically designed for the Wisephone II, with three distinct tiers. Each tier is affordable, flexible, and customizable, tailored to meet the diverse needs and lifestyles of our consumers.


Subscribers
200,000
150,000
100,000
50,000
0
Jan-24
Jan-25
Jan-26
Jan-27
Jan-28

Note: Projections not guaranteed

## We're poised to hit $84M ARR in 3 years

Following the success of Wisephone I and the highly anticipated launch of

Following the success of Wisephone I and the highly anticipated launch of Wisephone II, our sales are projected to skyrocket, propelling our revenue to over $84 million ARR in 3 years.

Techless is emerging as a household name in the redefined tech landscape.



Note: Projections not guaranteed

# We're raising to launch Wisephone II

We're raising capital to bring the Wisephone II to market, spearheading the healthy tech movement.



Note: future milestones are not guaranteed.

# Invest in an era of healthy tech

Techless is on a mission to transform the way people interact with the digital world, making mental health-friendly technology accessible wherever devices are sold.

In an era where big tech companies wield unprecedented influence over daily life, Techless is dedicated to helping our users reclaim their attention, prioritize their wellbeing, and rediscover the joys of life beyond the screen.

Invest today to bring Wisephone to the mass market and usher in an era of healthy tech. Together, we are putting mental health at the forefront of innovation.


Invest in
techless